UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D/A

                           Amendment No. 1

               Under the Securities Exchange Act of 1934


                 General Employment Enterprises, Inc.
                 ------------------------------------
                            (Name of Issuer)

                     Common Stock, no par value
                 ------------------------------------
                    (Title of Class of Securities)

                      Common Stock, No Par Value
                    (Title of Class of Securities)


                                224051102
                              ------------
                             (CUSIP Number)


                          Michael K. Schroering
                    2650 Eastpoint Parkway, Suite 280
                         Louisville, KY  40223
                             502-253-4000
                         ---------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                           September 12, 2012
      (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


(Continued on following pages)

---------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 5. (d) The last sentence is amended and restated as follows: In addition Trinity HR Services has agreed to pay a portion of the purchase price and additional purchase price payements it receives from LEED to Derby JOB, LLC, a Kentucky limited liability company, which is an investment company owned by persons unaffiliated with either LEED or Trinity HR Services. See Exhibit 7.7

Item 6.  Contracts, Arrangements, Understandings  or   Relationships
with Respect to Securities of the Issuer.

	See 5(d) above.

Item 7.  Materials to be filed as Exhibits.


7.7    Agreement betweem Derby JOB, LLC and Trinity HR Services, LLC.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 20, 2012

LEED HR, LLC


By: /s/ Michael K. Schroering
    --------------------------------
      Michael K. Schroering, Manager

    /s/ Michael K. Schroering
    --------------------------------
      Michael K. Schroering, Individually

EXHIBIT 7.7

                                Agreement

     This agreement (the "Agreement") is made as of September 12, 2012, by and between Derby JOB, LLC., a Kentucky limited liability company ("Derby") and Trinity HR Services, LLC., a Delaware limited liability company ("Trinity").

1. Trinity hereby agrees to pay to Derby the cash sum of $750K ("Total Payment") in return for Derby's interest in Trinity. The Total Payment will be made in two installments, an ("Initial Payment") of $250K to be made on or before close of business on September 14, 2012, and a ("Final Payment") of $500K to be made on or before close of business September 30, 2012. As further consideration for Trinity's purchase via the Total Payment Derby shall enjoy the right to receive 5% of the Net Share Proceeds and Bonus Amounts received by Trinity promptly after receipt by Trinity under the Stock Purchase Agreement with LEED HR, LLC dated August 21, 2012.

2. Derby will also be granted the option to buy an additional 10% of the Net Share Proceeds and Bonus Amounts received by Trinity for $20,000 per percentage point. The option is good for 2 years from the closing date of Final Payment.

3. It is further understood and agreed that Derby's right to receive the Total Payment as described in Paragraph 1 above, Derby's right to receive the 5% of the Net Share Proceeds and Bonus amounts, as described in Paragraph 1 above, and Derby's right to purchase an additional 10% of the Net Share Proceeds and Bonus Amounts as described in Paragraph 2 above shall apply to any successor in interest to Trinity's rights under the LEED HR, LLC Agreement so referenced.

      Further, Trinity guarantees Derby that any successor to Trinity's rights under the LEED HR, LLC Agreement - referenced in Paragraph 1 and/or Paragraph 2 above, shall be required by the Agreement or Document providing for the transfer of Trinity's interests so described shall contain a provision referencing and continuing Derby's rights as stated in this Agreement. Lastly, Derby's succession rights, hereinabove described in this Paragraph, shall be required to be contained and continued in any successor agreement beyond Trinity's initial successor Agreement, described hereinabove.

4. In connection herewith, promptly after receipt of the Initial Payment Derby shall cause its $250,000 Line of Credit with King Southern Bank to be paid off and terminated.

5. This agreement shall indemnify Derby from any liability of any kind, character or description resulting from the various Trinity and LEED HR, LLC transactions.

     WITNESS the signatures of the parties to this Agreement on the day and date first above written.

DERBY JOB, LLC

By:   /s/ Jeff Moody
      --------------------------------

Title: COO
      --------------------------------



TRINITY HR SERVICES, LLC

By:   /s/ Michael Schroering
      --------------------------------

Title: Manager
      --------------------------------